Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation

Alternative Insurance Company Limited	Bermuda

Alternative Re Holdings Ltd.	Bermuda

Alternative Re, Ltd.	Bermuda

Arch Capital Group (U.S.) Inc.	Delaware

Arch Capital Services Inc.	Delaware

Arch Excess & Surplus Insurance Company	Nebraska

Arch Insurance Company	Missouri

Arch Insurance Company (Europe) Limited	United Kingdom

Arch Insurance Group Inc.	Delaware

Arch Investment Management Ltd.	Bermuda

Arch Re Accident & Health ApS	Denmark

Arch Re Facultative Underwriters Inc.	Delaware

Arch Reinsurance Company	Nebraska

Arch Reinsurance Ltd.	Bermuda

Arch Risk Transfer Services Ltd.	Cayman Islands

Arch Specialty Insurance Company	Nebraska

Western Diversified Casualty Insurance Company	Nebraska